

July 1, 2025

David Clark
Chief Financial Officer
Oblong, Inc.
110 16th Street, Suite 1400 #1024
Denver, CO

> **Re: Oblong, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 20, 2025**
> **File No. 333-288217**

Dear David Clark:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Cover page

1.   Please revise to indicate separately the number of shares being offered by selling shareholders issuable upon (i) the exercise of Pre-Funded Warrants; (ii) the conversion of outstanding shares of Series F convertible preferred stock; (iii) the conversion of Series F Preferred Stock acquired through exercise of outstanding Preferred Warrants; (iv) the exercise of Common Warrants; (v) the exercise of Placement Agent Warrants; and (vi) the exercise of Advisor Warrants. Also revise the footnotes to the selling shareholder table to indicate whether the shares are Conversion Shares, Warrant Common Shares, Pre-Funded Warrant Shares, Placement Agent Warrant Shares, or Advisor Warrant Shares.

Selling Stockholders, page 17

2.   Please identify whether any of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Ron Levine